UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

Guess?, Inc.
(Name of Registrant as Specified in Its Charter)

LEGION PARTNERS HOLDINGS, LLC

LEGION PARTNERS, L.P. I

LEGION PARTNERS, L.P. II

LEGION PARTNERS SPECIAL OPPORTUNITIES, L.P. XVIII

LEGION PARTNERS, LLC

LEGION PARTNERS ASSET MANAGEMENT, LLC

CHRISTOPHER S. KIPER

RAYMOND T. WHITE

GRETCHEN E. CARLSON

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

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☐          Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

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2022 ANNUAL MEETING OF SHAREHOLDERS
OF
GUESS?, INC.
___________________________

SUPPLEMENT DATED APRIL 8, 2022 TO THE PROXY STATEMENT
OF
LEGION PARTNERS HOLDINGS, LLC
DATED MARCH 30, 2022

___________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD TODAY

Dear Fellow Shareholders:

Legion Partners Holdings, LLC, a Delaware limited liability company (“Legion Partners Holdings”), and the other participants in this solicitation (collectively, “Legion” or “we”) are significant shareholders of Guess?, Inc., a Delaware corporation (“Guess” or the “Company”), beneficially owning in the aggregate 1,644,345 shares of common stock, $0.01 par value per share (the “Common Stock”), of the Company, constituting approximately 2.5% of the shares of Common Stock outstanding. We are sending this proxy statement supplement (the “Proxy Supplement”) and accompanying BLUE proxy card to you in connection with the solicitation of proxies relating to the upcoming 2022 annual meeting of shareholders (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of shareholders held in lieu thereof) (the “Annual Meeting”) scheduled to be held completely virtually, via a live audio webcast, on Friday, April 22, 2022, at 9:00 a.m. (PDT), to WITHHOLD your vote on the election of directors Paul Marciano and Maurice Marciano to the Company’s Board of Directors (the “Board”).

Our BLUE proxy card will also allow shareholders to vote on the following proposals under consideration at the Annual Meeting:

•	The advisory vote on the compensation of the Company’s named executive officers;

•	The ratification of the appointment of the Company’s independent auditor for the fiscal year ending January 28, 2023;

•	The Company’s proposal to amend and restate the Company’s 2004 Equity Incentive Plan, including to increase by 680,000 shares the number of shares of Common Stock available for issuance under the plan;

•	The Company’s proposal to amend and restate the Company’s 2002 Employee Stock Purchase Plan; and

•	Such other business that is properly brought before the Annual Meeting.

These items of business are more fully described in the definitive proxy statement filed by Legion Partners Holdings with the Securities and Exchange Commission (the “SEC”) on March 30, 2022 and the Company’s definitive proxy statement filed with the SEC on April 6, 2022.

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On April 6, 2022, the Company filed its definitive proxy statement for the Annual Meeting with the SEC. Accordingly, we are hereby supplementing our definitive proxy statement with certain information from the Company’s definitive proxy statement, which had not been publicly available at the time we filed our definitive proxy statement, and certain updates to the information contained in our definitive proxy statement.

According to the Company’s definitive proxy statement, the Annual Meeting will be held virtually on Friday, April 22, 2022, at 9:00 a.m. (PDT). The Company’s definitive proxy statement states that to participate at the Annual Meeting online you must pre-register by 9:00 a.m. (PDT) on April 21, 2022. Please visit www.cesonlineservices.com/ges22_vm to pre-register. Pre-registered shareholders may access the meeting up to 30 minutes prior to the start time. Please allow ample time for online check in.

According to the Company’s definitive proxy statement, the following admission procedures for the Annual Meeting will apply:

•	For Registered Holders: If you were a shareholder as of the close of business on March 23, 2022 and have your control number, you must register in advance to attend the Annual Meeting. To register for the Annual Meeting, please visit the website https://www.cesonlineservices.com/ges22_vm. Please have the Company’s proxy card containing your 11-digit control number available and follow the instructions to complete your registration request. After registering, you will receive a confirmation email with a link and instructions for accessing the virtual Annual Meeting.
•	For Beneficial Holders: If you were a shareholder as of the close of business on March 23, 2022 and hold your shares through an intermediary, such as a bank or broker or other nominee, you must register in advance to attend the Annual Meeting. To register for the Annual Meeting, please visit the website https://www.cesonlineservices.com/ges22_vm. Please have your Voting Instruction Form or other communication containing your control number available and follow the instructions to complete your registration request, including uploading a copy of one of these documents. After registering, you will receive a confirmation email with a link and instructions for accessing the virtual Annual Meeting. If you are a beneficial holder and you wish to vote your shares online during the virtual Annual Meeting, rather than submitting your voting instructions before the Annual Meeting, you will need to contact your bank, broker or other nominee to obtain a legal proxy form that you will need to submit electronically with your ballot during the online virtual Annual Meeting using a PDF, JPG, JPEG, GIF or PNG file format.

With respect to the Company’s proposal to amend and restate the Company’s 2004 Equity Incentive Plan, the Company has disclosed that the proposed amendments would increase the aggregate number of shares of the Common Stock available for award grants under the 2004 Equity Incentive Plan by 680,000 shares so that the new aggregate share limit for the 2004 Equity Incentive Plan would be 29,780,000 shares.

According to the Company’s definitive proxy statement, if you want your proposal included in the Company’s proxy statement and listed on the Company’s proxy card for the 2023 annual meeting of shareholders (the “2023 Annual Meeting”), the written proposal must be received by the Corporate Secretary of the Company at the Company’s principal executive offices no later than December 9, 2022.

According to the Company’s definitive proxy statement, a shareholder proposal that is not intended to be included in the Company’s proxy statement under Rule 14a-8 or for a shareholder to nominate a director for election to the Board, notice must be received by the Company, as required by the Company’s Fourth Amended and Restated Bylaws (the “Bylaws”), not earlier than January 22, 2023 and not later than the close of business on February 21, 2023, and must include the information required by the Bylaws. However, if the date of the 2023 Annual Meeting is moved more than 30 days before or after the anniversary date of the Annual Meeting, then notice must be received no later than the close of business on the tenth day following the day on which notice of the 2023 Annual Meeting is mailed to the shareholders or the date on which public disclosure of the date of the 2023 Annual Meeting is made, whichever is first.

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The information set forth above regarding the procedures for submitting shareholder proposals or nominations for consideration at the 2023 Annual Meeting is based on information contained in the Company’s proxy statement. The inclusion of this information in this Proxy Supplement should not be construed as an admission by any of the participants in this solicitation that such procedures are legal, valid or binding.

We are also supplementing our definitive proxy statement to add Gretchen E. Carlson as a participant to our solicitation. Ms. Carlson’s primary occupation is serving as the co-founder of Lift Our Voices, Inc., a non-profit corporation dedicated to creating positive, systemic change in the American workplace through the eradication of nondisclosure agreements for toxic work issues and mandatory arbitration clauses. Ms. Carlson’s principal business address is 711 3rd Avenue, New York, New York 10017. As of the date hereof, Ms. Carlson does not own any shares of Common Stock.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past ten (10) years, Ms. Carlson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) she has not directly or indirectly beneficially owned any securities of the Company; (iii) she does not own any securities of the Company of record but not beneficially; (iv) she has not purchased or sold any securities of the Company during the past two years; (v) she does not own any of the Company’s securities beneficially or of record, accordingly, no part of the purchase price or market value of the securities of the Company owned by her would be represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) she is not, and has not been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of hers owns beneficially, directly or indirectly, any securities of the Company; (viii) she does not own beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) neither her nor any of her associates were a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) neither her nor any of her associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) she does not have a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting; (xii) she does not hold any positions or offices with the Company; (xiii) she does not have a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no companies or organizations, with which she has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company. There are no material proceedings to which she or any of her associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Schedule II of our definitive proxy statement is hereby supplemented as attached hereto to reflect updated beneficial ownership information included in the Company’s definitive proxy statement.

Whether or not you plan to attend the Annual Meeting, we urge you to sign, date and return the enclosed BLUE proxy card in the postage-paid envelope provided, or vote via the Internet or by telephone as instructed on the BLUE proxy card. Additional information and our proxy materials can also be found at www.abetterguess.com.

If you need another copy of our definitive proxy statement or this supplement or if you have any difficulty following the registration process, please contact Saratoga Proxy Consulting LLC, which is assisting us with our effort to solicit proxies, at the address and toll-free number set forth on the back cover of this supplement.

This supplement is dated April 8, 2022, and is first being mailed to shareholders of the Company on or about April 8, 2022. This supplement should be read in conjunction with Legion Partners Holdings’ definitive proxy statement filed with the SEC on, and first furnished to shareholders on or about, March 30, 2022.

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THIS SOLICITATION IS BEING MADE BY LEGION PARTNERS HOLDINGS AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.

WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD TO VOTE WITHHOLD ON THE ELECTION OF PAUL MARCIANO AND MAURICE MARCIANO TO THE BOARD AT THE ANNUAL MEETING.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY THE COMPANY, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our BLUE proxy card are available at

www.abetterguess.com

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SCHEDULE II

The following table is reprinted from the Company’s definitive proxy statement filed with the Securities and Exchange Commission on April 6, 2022.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information available to the Company as of the Record Date, March 23, 2022, with respect to shares of Common Stock held by (i) each director, including the nominees for election at the Annual Meeting, (ii) our Named Executive Officers (as defined under “Executive and Director Compensation—Compensation Discussion and Analysis” above), (iii) all of our directors, and our executive officers as a group and (iv) each person believed by us to beneficially own more than 5% of our outstanding shares of Common Stock.

	Beneficial Ownership of Common Stock
Name of Beneficial Owner(1)	Number of Shares	Percent of Class(2)
Maurice Marciano(3)	11,565,034	19.3%
Paul Marciano(4)	13,325,715	22.2%
Carlos Alberini(5)	1,497,302	2.5%
Anthony Chidoni(5)	201,706	*
Laurie Ann Goldman(5)	28,350	*
Cynthia Livingston(5)	22,176	*
Deborah Weinswig(5)	28,350	*
Alex Yemenidjian(5)	142,172	*
Kathryn Anderson(5)(6)	149,416	*
All directors, director nominees and executive officers as a group (9 persons)(7)	26,960,221	44.4%
BlackRock, Inc.(8) 55 East 52nd Street, New York, New York, 10055	6,583,720	11.0%
Dimensional Fund Advisors LP(9) Building One, 6300 Bee Cave Road, Austin, Texas, 78746	3,920,174	6.6%
FMR LLC(10) 245 Summer Street, Boston, Massachusetts, 02210	3,307,290	5.5%
The Vanguard Group(11) 100 Vanguard Boulevard, Malvern, Pennsylvania, 19355	4,370,874	7.3%
_______________
*	Less than 1.0%
(1)	Except as described below and subject to applicable community property laws and similar laws, each person listed above has sole voting and investment power with respect to such shares. This table is based upon information supplied by officers, directors and principal shareholders. Except as indicated above, the business address for each person is: c/o Guess?, Inc., 1444 South Alameda Street, Los Angeles, California 90021.
(2)	The number of shares outstanding used in calculating the percentages for each person includes shares that may be acquired by such person upon the exercise of options exercisable within 60 days of March 23, 2022 but excludes shares underlying options held by any other person. The percent of beneficial ownership is based on 59,768,691 shares of Common Stock outstanding on March 23, 2022.

II-1

(3)	Includes shares of Common Stock beneficially owned by Maurice Marciano as follows: 2,977 shares held directly (with respect to which he has shared voting and investment power); 4,614,286 shares held indirectly through the Maurice Marciano Trust (with respect to which he has shared voting and investment power); 103,801 shares held indirectly through Next Step Capital LLC (with respect to which he has shared voting power over 11,400 shares, no voting power over the remainder, and shared investment power); 554,940 shares held indirectly through Next Step Capital II, LLC (with respect to which he has shared voting power over 277,470 shares, no voting power over the remainder, and shared investment power); 70 shares held indirectly through the Maurice Marciano Gift Trust FBO Caroline Marciano (with respect to which he has shared voting and investment power); 1,652,650 shares held indirectly through MM CRUT, LLC (with respect to which he has shared voting and investment power); 712,400 shares held indirectly through MM CRUT II, LLC (with respect to which he has shared voting and investment power); 1,500,000 shares held indirectly through Carolem Capital, LLC (with respect to which he has shared voting power over 375,000 shares, no voting power over the remainder, and shared investment power); 1,623,834 shares held indirectly through Maurice Marciano Charitable Remainder Unitrust II (with respect to which he has shared voting and investment power); 264,384 shares held indirectly through G2 Trust (with respect to which he has shared voting and investment power); 136,201 shares held indirectly through Exempt G2 Trust (with respect to which he has shared voting and investment power); 349,491 shares held indirectly through MM 2020 Exempt Trust (with respect to which he has no voting power and shared investment power); and 50,000 shares held indirectly through the Maurice Marciano Family Foundation (with respect to which he has shared voting and investment power). Amounts include 2,000,000 shares pledged as security under revolving lines of credit as of March 23, 2022. To avoid double counting shares for purposes of this table, total holdings do not include the following amounts shown in the holdings of Paul Marciano in footnote (4) below: 170,666 shares held by G Financial Holdings LLC (with respect to which Maurice Marciano has shared voting power and no investment power); and 339,005 shares held by G Financial Holdings II, LLC (with respect to which Maurice Marciano has shared voting power and no investment power).
(4)	Includes shares of Common Stock beneficially owned by Paul Marciano as follows: 10,478,105 shares held indirectly through the Paul Marciano Trust; 234,500 shares held indirectly through the Paul Marciano Foundation; 1,381,700 shares held indirectly through NRG Capital Holdings, LLC (with respect to which he has sole voting power over 345,425 shares and no voting power over the remainder); 170,666 shares held indirectly through G Financial Holdings, LLC (with respect to which he has no voting power); 339,005 shares held indirectly through G Financial Holdings II, LLC (with respect to which he has no voting power); 105,977 shares held indirectly through Exempt Gift Trust under the Next Step Trust; 370,309 shares held indirectly through the Nonexempt Gift Trust under the Next Step Trust; and 245,453 shares that may be acquired upon the exercise of options exercisable within 60 days of March 23, 2022. Amounts include 2,000,000 shares pledged as security under revolving lines of credit as of March 23, 2022. Amounts exclude 217,264 restricted stock units subject to time-based vesting restrictions. To avoid double counting shares for purposes of this table, total holdings do not include the following amounts shown in the holdings of Maurice Marciano in footnote (3) above: 2,977 shares held directly by Maurice Marciano (with respect to which Paul Marciano has shared voting and investment power); 4,614,286 shares held by the Maurice Marciano Trust LLC (with respect to which Paul Marciano has shared voting and investment power); 103,801 shares held by Next Step Capital LLC (with respect to which Paul Marciano has shared voting power over 11,400 shares, sole voting power over 92,401 shares, and shared investment power); 554,940 shares held by Next Step Capital II, LLC (with respect to which Paul Marciano has shared voting power over 277,470 shares, sole voting power over 277,470 shares, and shared investment power); 1,500,000 shares held indirectly through Carolem Capital, LLC (with respect to which Paul Marciano has shared voting power over 375,000 shares, sole voting power over 1,125,000 shares, and shared investment power); and 349,491 shares held by MM 2020 Exempt Trust (with respect to which Paul Marciano has sole voting power and no investment power).
II-2

(5)	Includes shares of Common Stock that may be acquired upon the exercise of options exercisable within 60 days of March 23, 2022, as follows: Carlos Alberini, 566,053 shares (Mr. Alberini’s amounts do not include an additional 890,320 restricted stock units subject to performance and time-based vesting restrictions); Anthony Chidoni, no shares (Mr. Chidoni’s amounts include 50,000 shares pledged as security under a revolving line of credit); Laurie Ann Goldman, no shares; Cynthia Livingston, no shares; Deborah Weinswig, no shares; Alex Yemenidjian, no shares; and Kathryn Anderson, 88,936 shares (Ms. Anderson’s amounts do not include an additional 99,589 restricted stock units subject to performance and time-based vesting restrictions).
(6)	Ms. Anderson’s resignation as Chief Financial Officer was announced on March 16, 2022, to be effective as of March 31, 2022 with Mr. Secor’s appointment as Interim Chief Financial Officer to be effective as of April 1, 2022.
(7)	Includes: 900,442 shares of Common Stock that may be acquired upon the exercise of options within 60 days of March 23, 2022.
(8)	With respect to information relating to BlackRock, Inc., we have relied solely on information supplied by such entity on a Schedule 13G/A filed with the SEC on March 8, 2022. According to the Schedule 13G/A, as of December 31, 2021, BlackRock, Inc. reported sole voting power with respect to 6,453,169.
(9)	With respect to information relating to Dimensional Fund Advisors LP, we have relied solely on information supplied by such entity on a Schedule 13G/A filed with the SEC on February 8, 2022. According to the Schedule 13G/A, as of December 31, 2021, Dimensional Fund Advisors LP reported sole voting power with respect to 3,832,479 shares.
(10)	With respect to information relating to FMR LLC, we have relied solely on information supplied by such entity on a Schedule 13G/A filed with the SEC on February 9, 2022. According to the Schedule 13G/A, as of December 31, 2021, FMR LLC reported no sole or shared voting power with respect to any of the shares.
(11)	With respect to information relating to The Vanguard Group, we have relied solely on information supplied by such entity on a Schedule 13G/A filed with the SEC on February 10, 2022. According to the Schedule 13G/A, as of December 31, 2021, The Vanguard Group reported sole voting power with respect to no shares, shared voting power with respect to 49,719 shares, sole investment power with respect to 4,292,514 shares and shared investment power with respect to 78,360 shares.
II-3

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give Legion your proxy to vote WITHHOLD with respect to the election of Paul Marciano and Maurice Marciano and in accordance with Legion’s recommendations on the other proposal(s) on the agenda for the Annual Meeting by taking three steps:

•	SIGNING the enclosed BLUE proxy card;
•	DATING the enclosed BLUE proxy card; and
•	MAILING the enclosed BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

You may vote your shares virtually at the Annual Meeting, however, even if you plan to attend the Annual Meeting virtually, we recommend that you submit your BLUE proxy card by mail by the applicable deadline so that your vote will still be counted if you later decide not to attend the Annual Meeting. If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed BLUE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Saratoga at the address set forth below.

If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of the Legion Partners Holdings’ proxy materials,

please contact:

Shareholders call toll-free at (888) 368-0379

Email: info@saratogaproxy.com

BLUE PROXY CARD

GUESS?, INC.

2022 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF LEGION PARTNERS HOLDINGS, LLC AND THE OTHER PARTICIPANTS IN ITS PROXY SOLICITATION

THE BOARD OF DIRECTORS OF GUESS?, INC.
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints Raymond White, Christopher S. Kiper, John Ferguson, and each of them, attorneys and agents with full power of substitution to vote all shares of Common Stock of Guess?, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2022 annual meeting of shareholders of the Company scheduled to be held completely virtually, via a live audio webcast, on Friday, April 22, 2022, at 9:00 a.m. (PDT) (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Legion Partners Holdings, LLC (together with the other participants in its proxy solicitation, “Legion”) a reasonable time before this solicitation.

SHAREHOLDERS ARE ADVISED THAT THE COMPANY’S NOMINEES, INCLUDING PAUL MARCIANO AND MAURICE MARCIANO, ARE NOT THE NOMINEES OF LEGION, HAVE NOT CONSENTED TO BE NAMED IN THESE PROXY MATERIALS, AND ARE THE NOMINEES OF GUESS. BECAUSE PAUL MARCIANO AND MAURICE MARCIANO ARE NOT LEGION NOMINEES AND HAVE NOT CONSENTED TO BE NAMED IN THIS PROXY STATEMENT, THEY ARE NOT PARTICIPANTS IN THIS SOLICITATION.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “WITHHOLD” ON THE ELECTION OF PAUL MARCIANO AND MAURICE MARCIANO, “FOR” ALL OTHER COMPANY NOMINEES, “AGAINST” PROPOSALS NO. 2, 4 AND 5, AND “FOR” PROPOSAL NO. 3.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with Legion’s solicitation of proxies for the Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our BLUE proxy card are available at

www.abetterguess.com

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

BLUE PROXY CARD

[X] Please mark vote as in this example

LEGION STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE “WITHHOLD” ON THE ELECTION OF PAUL MARICANO AND MAURICE MARCIANO, MAKES NO RECOMMENDATION WITH RESPECT TO THE ELECTION OF THE OTHER COMPANY NOMINEES, AGAINST PROPOSAL NO. 2 AND MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSALS 3, 4 AND 5.

1.	Election of Directors.
WITHHOLD ON PAUL MARCIANO AND MAURICE MARCIANO AND FOR THE OTHER COMPANY NOMINEES	WITHHOLD ON ALL COMPANY NOMINEES	WITHHOLD ON PAUL MARCIANO AND MAURICE MARCIANO AND FOR ALL COMPANY NOMINEES, EXCEPT NOMINEE(S) WRITTEN BELOW
☐	☐	☐ ________________ ________________ ________________ ________________

Legion intends to use this proxy to vote “WITHHOLD” on Paul Marciano and Maurice Marciano and For the other Company nominees. The names, backgrounds and qualifications of the candidates who have been nominated by the Company, and other information about them, can be found in the Company’s proxy statement.

INSTRUCTIONS: If you do not wish for your shares to be voted “WITHHOLD” on a particular nominee, mark the “WITHHOLD ON PAUL MARCIANO AND MAURICE MARCIANO AND FOR ALL COMPANY NOMINEES EXCEPT NOMINEE(S) WRITTEN BELOW” box and write the name(s) of the nominee(s) you do support on the line(s) above. Your shares of common stock will be voted withhold on the remaining nominee(s).

2.	The Company’s advisory vote on the compensation of the Company’s named executive officers.
☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	The Company’s proposal to ratify the selection of Ernst & Young as the Company’s independent auditor for the fiscal year ending January 28, 2023.
☐ FOR	☐ AGAINST	☐ ABSTAIN

BLUE PROXY CARD

4.	The Company’s proposal to approve of the amendment and restatement of its 2004 Equity Incentive Plan, including to increase the number of shares of Common Stock available for issuance under the plan.

☐ FOR	☐ AGAINST	☐ ABSTAIN

5.	The Company’s proposal to approve of the amendment and restatement of its 2002 Employee Stock Purchase Plan.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED: ____________________________, 2022

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.